Exhibit II

to

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated August 14, 2025 in connection with their beneficial ownership of Xponential Fitness, Inc. Each of Columbia Wanger Asset Management, LLC and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Columbia Management Investment Advisers, LLC

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services

Columbia Wanger Asset Management, LLC

 By: /s/ Michael G. Clarke
 Name: Michael G. Clarke
  Title: Chief Financial Officer and Assistant Treasurer